UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2007
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑                    Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                    No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Provides Update and Timeframe to Report Third Quarter 2007 Results
Provides Guidance for the Fourth Quarter
Xinyu City, China and Sunnyvale, CA, November 15, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today provided an estimated timeframe for reporting third quarter financial results.
As previously announced, LDK’s Audit Committee commenced an independent investigation into the allegations made by a former LDK employee that the Company has incorrectly reported its inventories of polysilicon. Due to the independent nature of the Audit Committee’s ongoing investigation, LDK Solar cannot provide a specific timeframe for its completion. However, this is an important issue, and the Audit Committee is committed to resolving this issue as quickly as possible. The Audit Committee expects to be able to report the findings from the investigation in early December and the Company would be able to report earnings for the third quarter shortly thereafter. Once the earnings date is finalized, the Company will issue a press release to announce the date and details of the conference call.
In a Company press release on October 4, 2007, the Company’s management stated that it had conducted an internal review of the allegations and concluded that the Company had correctly reported its inventories of polysilicon and that the allegations had no merit. Management stands by its prior statements and believes that the Audit Committee’s ongoing independent investigation will confirm its conclusions.
Business remains strong and LDK has continued its wafer production, shipments to customers and capacity expansion as planned. The ongoing investigation has not had an impact on procurement of polysilicon, production, capacity plans or overall business.
Construction of LDK’s TCS and polysilicon plant is on schedule and the Company continues to believe it will be ready for production capacity of 7000MT by the end of 2008. In line with plans for construction of the plant, LDK announced that it expects to receive the two readily available Siemens technology-based reactors and related plant equipment from Sunways in the fourth quarter 2007 and will begin installation soon thereafter. The Company expects to start trial production of the equipment by the end of second quarter of 2008. Delivery of GT Solar reactors and other long-lead equipment and reactors is expected to commence in the second quarter of 2008 through 2009. Additionally the Company has hired skilled employees with polysilicon and TCS production experience.
The Company had received an inquiry from the New York Stock Exchange (NYSE) on the inventory allegations. The Company will cooperate fully with the NYSE and deliver a response to the NYSE once the independent investigation report is available.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.
For the fourth quarter of fiscal 2007, LDK estimates revenue to be in the range of $165 to $170 million and fully diluted earnings per ADS of $0.37 to $0.41. The wafer shipment for the fourth quarter of 2007 is expected to be between 82 to 88 MW.
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.

For more information contact:
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801
Gina DeBoutez or Lisa Laukkanen
The Blueshirt Group for LDK Solar
gina@blueshirtgroup.com or +1-415-489-2184
lisa@blueshirtgroup.com or +1-415-217-4967

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

November 15, 2007

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